As filed with the Securities and Exchange Commission on June 28, 2004.

1934 Act File No. 1-10882

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT

Pursuant to Section 15(d) of

the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2003

AEGON USA PRODUCERS’ STOCK PURCHASE PLAN

(Full title of the plan and the address of the plan,

if different from that of the issuer named below)

AEGON N.V.

Mariahoveplein 50

2591 TV The Hague

The Netherlands

(Name of the issuer of the securities held pursuant to

the plan and the address of its principal executive office)

REQUIRED INFORMATION

FINANCIAL STATEMENTS

The financial statements of the AEGON USA Producers’ Stock Purchase Plan (the “Plan”) filed as part of this Annual Report have been prepared in accordance with U.S. generally accepted accounting principles.

EXHIBIT INDEX

Exhibit No.	Description
23.1	Consent of Independent Registered Public Accounting Firm

FINANCIAL STATEMENTS

AEGON USA Producers’ Stock Purchase Plan and Plan Trust

Years Ended December 31, 2003, 2002, and 2001

AEGON USA Producers’ Stock Purchase Plan

And Plan Trust

Financial Statements

Years Ended December 31, 2003, 2002, and 2001

Report of Independent Registered Public Accounting Firm

The Board of Trustees

AEGON USA Producers’ Stock

    Purchase Plan and Plan Trust

We have audited the accompanying statements of net assets available for plan benefits of AEGON USA Producers’ Stock Purchase Plan and Plan Trust as of December 31, 2003 and 2002, and the related statements of changes in net assets available for plan benefits for the each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of AEGON USA Producers’ Stock Purchase Plan and Plan Trust at December 31, 2003 and 2002, and the changes in net assets available for plan benefits for each of the three years in the period ended December 31, 2003, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

Des Moines, Iowa

March 24, 2004

AEGON USA Producers’ Stock Purchase Plan

and Plan Trust

Statements of Net Assets Available for Plan Benefits

	December 31
	2003	2002
Assets
Investments – Vested common stock of AEGON N.V. held in trust, at fair value: 2,434,030 shares (2002 – 2,038,985 shares); cost $56,063,341 (2002 – $52,253,014)	$36,023,644	$26,160,178
Investments – Non-vested common stock of AEGON N.V. held in trust, at fair value: 101,914 shares (2002 – 79,735 shares); cost $1,216,133 (2002 – $1,919,282)	1,508,327	1,023,000
Contributions receivable from participants	324,557	348,823
Cash	82,159	142,654

Total assets	37,938,687	27,674,655

Liabilities	—	—

Net assets available for plan benefits	$37,938,687	$27,674,655

See accompanying notes.

AEGON USA Producers’ Stock Purchase Plan

and Plan Trust

Statements of Changes in Net Assets Available for Plan Benefits

	Year Ended December 31
	2003	2002	2001
Investment income (loss):
Change in net unrealized appreciation/depreciation in fair value of investments	$7,241,615	$(26,335,799)	$(26,039,927)
Realized gains (losses) on investments	(531,300)	(36,168)	689,577
Dividends	478,103	1,222,013	1,078,181

	7,188,418	(25,149,954)	(24,272,169)

Contributions:
Participants	6,408,550	7,669,198	9,714,580
Participating companies	1,258,963	1,217,125	1,624,714

	7,667,513	8,886,323	11,339,294

Benefits paid to participants	(4,591,899)	(5,874,722)	(8,419,087)

Net increase (decrease) in net assets available for plan benefits	10,264,032	(22,138,353)	(21,351,962)

Net assets available for plan benefits at beginning of year	27,674,655	49,813,008	71,164,970

Net assets available for benefits at end of year	$37,938,687	$27,674,655	$49,813,008

See accompanying notes.

AEGON USA Producers’ Stock Purchase Plan

and Plan Trust

Notes to Financial Statements

December 31, 2003

1. Description of Plan

The following description of the AEGON USA Producers’ Stock Purchase Plan (the Plan) provides only general information. Participants should refer to the Plan prospectus for a more complete description of the Plan’s provisions.

General

The Plan is a voluntary stock purchase plan established for designated sales agents and representatives of the following participating companies: Life Investors Insurance Company of America, Transamerica Life Insurance Company, Transamerica Occidental Life Insurance Company, Transamerica Life Insurance and Annuity Company, Transamerica Financial Advisors, Inc., Transamerica Financial Life Insurance Company, Peoples Benefit Life Insurance Company, Western Reserve Life Assurance Co. of Ohio, Zahorik Company Inc., and World Financial Group (referred to as the Participating Company or Companies). Massachusetts Fidelity Trust Company, an affiliate of the Participating Companies, is the Trustee. AEGON USA, Inc., an affiliate of the Participating Companies, provides administrative services to the Plan. All vested Plan assets are held by the AEGON USA Producers’ Stock Purchase Plan Trust (the Trust). The Trust’s assets include AEGON N.V. common stock (common stock) and temporary cash held solely for reinvestment or distribution of cash dividends, as well as for cash withdrawals of fractional shares. The common stock of AEGON N.V. is quoted on the stock exchanges in Amsterdam, New York (NYSE), Tokyo, London, Basle, Frankfurt, Geneva and Zurich. The Trust holds all vested shares attributable to voluntary participant and Participating Company contributions. The Trustee purchases whole shares of AEGON N.V. common stock to offset the liability corresponding to the Participating Companies’ contributions and holds these shares separately until vested.

Participation

Participation is voluntary and available to individual sales agents and representatives who are currently licensed or contracted with a Participating Company and who meet specific eligibility requirements established by the Participating Companies. These specific requirements are generally based on production credits or sales quotas.

AEGON USA Producers’ Stock Purchase Plan

and Plan Trust

Notes to Financial Statements (continued)

1. Description of Plan (continued)

Contributions

Participants may contribute a percentage of their commissions as determined by the Participating Companies. However, voluntary participant contributions may not exceed the lesser of $120,000 or 25% of a participant’s commissions in any Plan year.

Contributions from Participating Companies are determined by specific formulas as designed by those Participating Companies. Additional amounts may also be contributed to the Plan at the discretion of each of the Participating Companies.

Dividends

In the event that dividends are paid on vested common stock held by the Trust, the participant may elect to receive the dividends in cash or to reinvest the proceeds in additional shares of common stock. All dividends paid on non-vested shares are automatically reinvested.

Vesting

All participant contributions are vested 100%. Participating Company contributions vest at a rate of 10% for each full calendar year that a participant is active in the Plan. Notwithstanding these general vesting requirements, participants who began participation in the Plan within three months after the Plan became effective for their Participating Company were granted years of service for vesting purposes based on their original contracting date. Immediate and full vesting in Participating Company contributions shall occur in the event of a participant’s death, permanent disability or attainment of age 65.

Although it has not expressed any intent to do so, the Participating Companies have the right to amend or terminate the Plan and Trust at any time. Any such amendments to the Plan and Trust may not diminish the rights of the participants.

Plan Benefits

Total withdrawals from the Trust may occur at any time at the participant’s request. Participants who otherwise become ineligible to participate will be deemed to have requested a total withdrawal, with all vested shares distributed to them.

AEGON USA Producers’ Stock Purchase Plan

and Plan Trust

Notes to Financial Statements (continued)

1. Description of Plan (continued)

A participant becomes ineligible to participate in the Plan if they withdraw all their shares from the Trust, if their contract or representation with a Participating Company terminates or if they do not voluntarily contribute to the Plan for two full calendar years. Ineligible participants will not be allowed to resume participation in the Plan for at least one full calendar year.

Any non-vested benefits credited to an ineligible participant will be forfeited and reallocated to the remaining participants in their particular company or division. The forfeiture is calculated at the end of each year, based upon the remaining participants’ current year voluntary contributions to the Plan.

Partial withdrawals which do not trigger ineligibility are permitted under certain circumstances. Generally, these are limited to a single annual withdrawal and are based upon the participant’s age and years of service with the company. The maximum annual withdrawals allowed are 10% after 15 years of participation or after age 55, and 20% after 20 years of participation or after age 60. In addition, a participant who has a vested value of $250,000 or more may withdraw an amount of vested shares in excess of this amount. Any such withdrawal may not exceed $250,000 of the participant’s vested shares per calendar year. Such withdrawal does not cause a forfeiture of any non-vested amounts contributed by the Participating Companies.

2. Summary of Significant Accounting Policies

Investments

Common stock is valued on the basis of the NYSE quoted market value as of the day of valuation. The change in the difference between the fair value and the cost of common stock is reported in the statement of changes in net assets available for Plan benefits as the change in net unrealized appreciation/depreciation in fair value of investments. Purchases and sales of securities are recorded on a trade-date basis. Realized gains and losses from security transactions are reported on the average cost method.

AEGON USA Producers’ Stock Purchase Plan

and Plan Trust

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

Dividend income is accrued on the ex-dividend date.

Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks, including a concentration of investment in a single entity risk. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for Plan benefits.

Tax Status

The Trust is not structured to qualify as an exempt plan under Section 401(a) of the Internal Revenue Code (IRC) of 1986. The Trust, as established under Section 677 of the IRC, is intended to be a taxable grantor trust of the participant subject to the provisions of IRC Section 671. Taxes of the Trust will be paid by the Trust and charged against the participants’ accounts.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Reclassification

Certain amounts in the 2002 financial statements have been reclassified to conform to the 2003 financial statement presentation.

AEGON USA Producers’ Stock Purchase Plan

and Plan Trust

Notes to Financial Statements (continued)

3. Investments

Proceeds from sales of AEGON N.V. common stock, cost of stock sold and related realized gains (loss) were as follows:

	Year Ended December 31
	2003	2002	2001
Proceeds	$4,577,174	$5,861,457	$8,404,417
Cost of stock sold	5,108,474	5,897,625	7,714,840

Realized gains (losses)	$(531,300)	$(36,168)	$689,577

The change in unrealized gains (losses) of AEGON N.V. common stock held by the Plan are summarized below:

	Year Ended December 31
	2003	2002	2001
Unrealized gains (losses) at beginning of year	$(26,989,118)	$(653,319)	$25,386,608
Change in unrealized gains (losses)	7,241,615	(26,335,799)	(26,039,927)

Unrealized gains (losses) at end of year	$(19,747,503)	$(26,989,118)	$(653,319)

4. Trust Assets

Ownership interests in the assets of the Trust are represented by Trust shares. One trust share is equivalent to one share of common stock. Each participant is the owner of the number of trust shares representing deposits made to the Trust on their behalf. At December 31, 2003 and 2002, the Trust held 2,434,030 and 2,038,985 vested shares valued at $14.80 and $12.83 per share, respectively.

5. Plan Benefits Due to Vest

Under the terms of the Plan, Participating Company contributions held separately by the Trustee, vest quarterly on the first day following the end of each calendar quarter. These non-vested Participating Company contributions held by the Trustee in the form of common stock, had a fair value of $1,508,327 and $1,023,000 at December 31, 2003 and 2002, respectively.

AEGON USA Producers’ Stock Purchase Plan

and Plan Trust

Notes to Financial Statements (continued)

6. Related Party Transactions

The Participating Companies pay substantially all administrative and operating expenses of the Plan and Trust, except that the participants pay any brokerage fees incurred in the purchase or sale of common stock attributable to their voluntary contributions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

AEGON USA PRODUCERS’ STOCK PURCHASE PLAN

By:	/s/ Brenda Clancy
Name:	Brenda K. Clancy
Title:	Executive Vice President Information and Finance and Treasurer
AEGON USA, Inc.

June 25, 2004